invensys®

82-2142

Invensys plc
Invensys House
Carlisle Place
London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

RLS Admin/Letters/2004/0050/vhb

04035360

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

1 July 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 2 notifications released to the London Stock Exchange concerning

(a) Invensys plc – disposal
(b) Invensys completes Hansen Transmissions sale for 132 mln eur

Yours faithfully,

John R W Clayton
Company Secretary

Copy to: Mr. S. Ahmad
Mr. M. Downing

Registered Office: Invensys House
Carlisle Place, London, SW1P 1BX
Registered in England No. 166023

"NewsAlert@hemscott.co.uk" <NewsAlert
30/06/2004 17:03

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys PLC - Disposal

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Disposal

•Website •Fundamentals •Share Price

RNS Number:3400A
Invensys PLC
30 June 2004

NEWS RELEASE

30 June 2004

Invensys completes Hansen Transmissions sale for Euro132 million

Invensys plc announces that it has completed the sale of its Hansen Transmissions business to Allianz Capital Partners GmbH, a private equity company within the Allianz Group, for the previously agreed cash consideration of Euro132 million. The funds will be used by Invensys to pay down its debt and other legacy liabilities.

For more information please contact:

Invensys	Brunswick
Victoria Scarth	Nick Claydon / Mike Smith

+ 44 (0) 20 7821 3755 +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide.

The Invensys Group is headquartered in the UK and listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.

About Hansen Transmissions

Hansen Transmissions is a manufacturer of gearboxes and drive-trains, focusing particularly on gearboxes for wind turbines and on industrial gearboxes for a wider range of applications such as material handling, water treatment and pulp and paper processes. Hansen has a global support network with industrial sales, assembly and service centres in the UK, US, South Africa and Australia, as well as dedicated sales forces in Europe which focus on customers for its industrial gearboxes.

About Allianz Capital Partners

Allianz Capital Partners GmbH (ACP) was founded in 1998. The company is responsible for direct investments in the area of private equity within the Allianz Group. As an independent financial investor, ACP focuses in particular on the provision of individual solutions for financial issues relating to unlisted companies, company shareholders, and management teams for purposes of financing growth, acquisition finance and ownership restructuring. ACP provides customized financing instruments from mezzanine to shareholders' equity.

END
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103-105 Bunhill Row,
London EC1Y 8TY
Tel: +44 (0)20-7496 0055
Fax: +44 (0)20-7847 1719
http://www.hemscott.net

"NewsAlert@hemscott.co.uk" <NewsAlert
30/06/2004 17:21

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys completes Hansen Transmissions sale for 132 mln eur

News Alert

•Hemscott •Hemscott Invest

Invensys completes Hansen Transmissions sale for 132 mln eur

•Website •Fundamentals •Share Price

LONDON (AFX) - Invensys PLC said it has completed the sale of its Hansen Transmissions business to Allianz Capital Partners GmbH, a private equity company within the Allianz Group, for the previously agreed cash consideration of 132 mln eur.

The funds will be used by Invensys to pay down its debt and other legacy liabilities.

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